UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                            Infinite Machines Corp.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                     456910
              ----------------------------------------------------
                                 (CUSIP Number)

                Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8873
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 19, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

CUSIP No. 456910

--------------------------------------------------------------------------------
1     Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Fund IV, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               2,452,277 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,452,277 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,452,277 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      19.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 456910

--------------------------------------------------------------------------------
1     Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Offshore Fund Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bahamas
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               197,100 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        197,100 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      197,100 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This statement relates to the shares of Common Stock, .001 par value per share (the "Common Stock"), of Infinite Machines Corp. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 300 Metro Center Blvd., Warwick, Rhode Island 02886.

Item 2.     Identity and Background

            (a)-(c)

            Clearwater Fund IV, LLC ("Clearwater LLC") is a Delaware limited liability company whose investment strategy is to make investments in domestic equity and debt securities. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida, 33756. The Managing Member of Clearwater LLC is Hans Frederic Heye. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. Mr. Heye is principally employed as the President of the Clearwater Funds, a series of private investment entities.

            Clearwater Offshore Fund Ltd. ("Clearwater Offshore") is a Bahamian corporation whose investment strategy is to make investments in domestic equity and debt securities. The principal business address of Clearwater Offshore is c/o New World Trustees (Bahamas) Limited, Euro-Canadian Centre, Marlboro Street, P.O. Box N-4465, Nassau, Bahamas. The trading manager of Clearwater Offshore is Clearwater Futures, Inc., the President of which is Mr. Heye. The address of Clearwater Futures is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. The Directors of Clearwater Offshore are Silkwood Nominees Ltd., a Bahamian corporation and Manning Consultant Ltd., a Bahamian corporation, each of which principally functions as a provider of administrative services for offshore funds.

            Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Clearwater LLC and Clearwater Offshore. Clearwater Offshore and Clearwater LLC (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act by virtue of the fact that Mr. Heye, the Managing Member of Clearwater LLC is the President of Clearwater Futures, Inc., the trading manager of Clearwater Offshore.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons names in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Heye is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used by Clearwater LLC to purchase the shares of Common Stock reported herein as being beneficially owned by it (including commissions) was approximately $2,699,251. The source of funds used to purchase said shares of Common Stock was working capital.

            The aggregate amount of funds used by Clearwater Offshore to purchase the shares of Common Stock reported herein as being beneficially owned by it (including commissions) was approximately $237,954. The source of funds used to purchase said shares of Common Stock was working capital.

Item 4.     Purpose of Transaction.

            The Reporting Person acquired the securities reported herein as being beneficially owned by such Reporting Persons for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it owns or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b)

            Clearwater LLC beneficially owns 2,452,277 shares of the Company's Common Stock (comprising approximately 19.6% of the outstanding Common Stock of the Company as of November 5, 1997 based on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997). Clearwater LLC has the sole power to vote and dispose of all such shares.

            Clearwater Offshore beneficially owns 197,100 shares of the Company's Common Stock (comprising approximately 1.6% of the outstanding Common Stock of the Company as of November 5, 1997 based on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997). Clearwater Offshore has the sole power to vote and dispose of all such shares.

            Collectively, the Reporting Persons own 2,649,377 shares of the Company's Common Stock representing approximately 21.2% of the outstanding Common Stock of the Company as of November 5, 1997 based on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

            (c) Clearwater LLC acquired beneficial ownership of 2,214,077 of the shares of Common Stock reported herein in private transactions with the Company and in open market transactions between September 19, 1997 and December 31, 1997. On January 30, 1998, Clearwater LLC purchased 85,000 shares of Common Stock on the open market at a price per share of $1.6374. On February 27, 1998, Clearwater LLC purchased 153,200 shares of Common Stock on the open market at a price per share of $1.5876.

            Clearwater Offshore acquired beneficial ownership of all of the shares of Common Stock reported herein as being beneficially owned by Clearwater Offshore in open market transactions between September 25, 1997 and December 29, 1997.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7.     Material to be Filed as Exhibits

            1. Agreement, dated March 13, 1998 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1998

                                       CLEARWATER FUND IV, LLC


                                       /s/      Hans Frederic Heye
                                       ------------------------------------
                                       By:      Hans Frederic Heye
                                       Title:   Managing Member


                                       CLEARWATER OFFSHORE FUND LTD.

                                       By: MANNING CONSULTANT LTD., a director

                                       By: FALKIRK S.A., as attorney-in-fact


                                       By: /s/Carol Goodwin
                                            ------------------------------------
                                       Title: Director

                                  Exhibit Index

                                                        Sequentially
Exhibit No.                Description                  Numbered Page
-----------                -----------                  -------------

    1.                Agreement, dated March 13, 1998
                      among the Reporting Persons
                      relating to the filing of a
                      joint acquisition statement
                      pursuant to Rule 13d-1(f)(1).